MGM Growth Properties Operating Partnership LP 1980 Festival Plaza Drive, Suite #750 Las Vegas, Nevada 89135	MGP Finance Co-Issuer, Inc. 1980 Festival Plaza Drive, Suite #750 Las Vegas, Nevada 89135

December 4, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MGM Growth Properties Operating Partnership LP and

MGP Finance Co-Issuer, Inc.

Registration Statement on Form S-4

File No. 333-235232

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (No. 333-235232) of MGM Growth Properties Operating Partnership LP, a Delaware limited partnership, and MGP Finance Co-Issuer, Inc., a Delaware corporation (collectively, the “Registrants”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2019 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Time on December 5, 2019, or as soon as practicable thereafter.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Rod Miller at (212) 530-5022, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP By: MGM Growth Properties OP GP LLC

By:	/s/ Andy H. Chien
Name:	Andy H. Chien
Title:	Chief Financial Officer and Treasurer

MGP FINANCE CO-ISSUER, INC.

By:	/s/ Andy H. Chien
Name:	Andy H. Chien
Title:	Chief Financial Officer and Treasurer

[Signature Page to Acceleration Request]